Exhibit 21.1

List of Subsidiaries

Subsidiaries	Jurisdiction

Healthy Choice Markets, Inc.	Florida

Healthy Choice Markets 2, LLC	Florida

The Vitamin Store, LLC	Florida

Healthy Choice Wellness, LLC	Florida

Healthy Choice Markets 3, LLC	Florida

Healthy Choices Markets 3 Real Estate LLC	New York

Heathy Choice Markets IV, LLC	Florida

Healthy Choice Markets V, LLC	Virginia

Healthy Choice Markets VI, LLC	Florida

Healthy Choice Wellness II, LLC	Florida

Healthy U Wholesale, Inc.	Florida